Ex99.108

DeFi Technologies Announces LOI to Acquire DeFi Yield Technologies Inc.
Company also announces board approval of options repricing
TORONTO, Aug. 9, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) is pleased to announce that it  has  entered into a letter of intent  (the "LOI")  to acquire 100% of the issued and outstanding securities in the capital of DeFi Yield Technologies Inc. ("DeFi Yield") (the "DeFi Yield Acquisition").
DeFi Yield is a private company with a proprietary automated yield engine which makes investing in decentralised finance simple and efficient. By leveraging different DeFi protocols and strategies to increase diversification, their solution maximizes yield while minimizing exposure to risk.

The LOI contemplates that DeFi Technologies and DeFi Yield will promptly negotiate and enter into a definitive agreement ("Definitive Agreement"), together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI.

Diana Biggs, CEO of DeFi Technologies's wholly owned subsidiary Valour Inc. stated, "DeFi Yield brings a wealth of experience across wealth management and decentralised finance, and we see fantastic synergies. We are thrilled to combine our collective solutions to provide investors with simple and secure access to exposure to best-in-class opportunities within the high-growth space of decentralised finance."

Wouter Witvoet, DeFi Technologies Chief Executive Officer stated, "It's a fantastic development for DeFi Technologies to acquire DeFi Yield Technologies. Their smart contract development, Defi yield vaults and meta vaults are an excellent addition to the growing product base that we offer. Next to our Valour ETNs, which tap into the public markets to give exposure to decentralised finance, we now also tap into the 1.7 trillion dollars that has gone into a wide range of cryptocurrencies. We are excited to build out these products together with Philipp and the team."

Dr. Philipp Kallerhoff, CEO of DeFi Yield Technologies Inc. stated, "We are extremely excited to be joining forces with the DeFi Technologies team. We believe that together we will be a global leader in the rapidly growing decentralized finance space. We are looking forward to leveraging DeFi Technologies' existing business and product offerings to accelerate the growth of our smart contracts and our other products. We believe that this merger expedites our common business objectives, among them being to provide wider access and additional on-ramps to simple, secure, risk-adjusted decentralized finance products."

The completion of the DeFi Yield Acquisition is subject to the receipt of all necessary approvals, including without limitation, negotiation and execution of a Definitive Agreement, shareholder and board approval of each of DeFi Yield and the Company, as necessary, completion of due diligence and the satisfaction of all conditions (unless waived in writing) to be set out in the Definitive Agreement.

In consideration for the DeFi Yield Acquisition, the Company shall, (a) upon closing of the DeFi Yield Acquisition, issue 32,500,000 common shares of the Company (the "Initial DeFi Shares") at a deemed price of $1.14 per Initial DeFi Share to the shareholders of DeFi Yield (b) upon DeFi Yield achieving US$200 million equivalent of assets locked in aggregate across smart contracts created by DeFi Yield, an additional 7,500,000 common shares of the Company to the shareholders of DeFi Yield and (c) upon DeFi Yield achieving US$500 million equivalent of assets locked in aggregate across smart contracts created by DeFi Yield, an additional 7,500,000 common shares of the Company to the shareholders of DeFi Yield. The Initial DeFi Shares shall be subject to an initial lock-up of three months, and then release in equal quarterly tranches over two years. Additional information in connection with the DeFi Yield Acquisition will be provided by the Company in subsequent press releases.

Through the DeFi Yield Acquisition, DeFi Technologies will have ownership of the operating business, all intellectual property, and brand of DeFi Yield and will assume the core operating team of DeFi Yield.
Options Repricing
Separate from its acquisition of DeFi Yield, the Company also announces that the directors of the Company have approved the repricing of the exercise price of (a) 500,000 stock options of the Company with an exercise price of $2.90, (b) 500,000 stock options of the Company with an exercise price of $2.55, (c) 4,070,000 stock options of the Company with an exercise price of $1.78 and (d) 6,950,000 stock options of the Company with an exercise price of $1.22 (collectively, the "Amended Options") to the price that is equal to the closing price of the common shares of the Company on the NEO Exchange as of Tuesday, August 10, 2021 (the "New Exercise Price"), provided that if the respective exercise price of the Amended Options is lower than the New Exercise Price, such Amended Options shall not be subject to  repricing.

The repricing of the Amended Options is subject to the acceptance by the NEO Exchange and the approval of shareholders of the Company at the Company's next annual general meeting of shareholders. No Amended Option shall be permitted to be exercised until such time that shareholder approval is obtained. Details regarding the repricing of the Options will be further disclosed in the Company's information circular for its next annual general meeting.

About DeFi Yield:
Defi Yield is a private company with a proprietary automated yield engine which makes investing in decentralized finance simple and efficient. By leveraging different DeFi protocols and strategies to increase diversification, their solution maximizes yield while minimizing exposure to risk. For more information visit https://defiyield.tech/
About  DeFi Technologies:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit  https://defi.tech/
Cautionary note regarding forward-looking  information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the DeFi Yield Acquisition and the Definitive Agreement; the repricing of options; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as  "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company or DeFi Yield, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491- 4498, Dave@redchip.com; Public Relations, Veronica Welch, VEW Media,  ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:30e 09-AUG-21